Exhibit 99.1
Satyam revenue crosses US $1 billion; Company posts growth of 36% YoY
•	Revenue for FY 05—06 at Rs. 4793 crore; growth of 36.12% over the corresponding fiscal
•	Net profit for FY 05—06 stood at Rs.981.9 crore*, increases by 38% YoY
•	Revenue for Q4, FY 05—06 at Rs. 1314 crore; net profit at Rs 284.65 crore, grew by 5.53% sequentially
•	120 new customers added during FY 05—06, including 12 Fortune Global 500 and Fortune US 500 corporation
•	Nipuna delivers cash break-even
Hyderabad, April 21, 2006 — Satyam Computer Services Ltd. (NYSE:SAY) announced the results for fourth quarter and year ended March 31, 2006, in the board meeting held today.
As per Indian GAAP consolidated financials, Satyam’s revenue for FY 05—06 from software services stood at Rs. 4793 crore, and was up by 36.12% over FY 04—05. The annual net profit closed at Rs. 981.9 crore, a growth of 38% YoY. EPS for the year (excluding profit on sale of stake in Sify) at Rs. 30.5 is higher than the guidance of Rs. 30.36.The revenue guidance for FY 07 is expected to be in the range of Rs. 6000 crore to Rs. 6100 crore, indicating an annual growth of 25.2% to 27.3%. The EPS guidance for FY 2006—07 is Rs. 36.0—Rs. 36.6.
Revenue for the quarter stood at Rs.1314 crore, — a growth of 35.21% YoY while net profit was Rs.284.65, up by 38% YoY and 5.53% sequentially. Volume growth at 6.8% was the growth driver in this quarter. The revenue guidance for Q1, 06—07 is expected to be in the range of Rs. 1359 crore — Rs. 1366 crore. The EPS guidance for Q1, 2006—07 is Rs.8.62—Rs.8.66.
As per US GAAP, the Company recorded revenue of US$300.7 million and earnings per ADS of US$0.39, representing a sequential growth of 6.7% and 8.5% respectively.
Commenting on the results Mr. B. Ramalinga Raju, Founder and Chairman, Satyam said: “I am pleased to report that our performance exceeded the guidance in Q4. It is with a sense of great pride and joy that I report Satyam’s entry into the billion dollar club. Achieving this significant landmark has been possible by the support received from our Customers and Investors and the hard work of our Associates.”
Key Business Achievements
In Q4, Satyam made its presence felt in the ‘large deals’ category by securing long-term contracts from leading global auto majors. The integrated solution offerings coupled with Satyam’s global program management capability will make the company a strong contender in garnering a higher share of such deals in the coming days.
Taking its competency in aerospace sector further, Satyam also bagged several prestigious orders from aircraft majors in US and India in areas of avionics testing and engineering services.
The company has also signed a multi-year engagement with world’s largest speciality chemicals manufacturer to develop a document management system for the company.
Raju continued: “As we step into the new fiscal, we believe that the demand environment will continue to remain buoyant and there is an increasing acceptance in the market towards the global delivery model. To address the available opportunities, we are strengthening our business solutions capability by hiring best-in-class Associates from across the world, and are making a focused attempt at enhancing our competence in new service areas that would be the drivers of growth going forward.”

The net employee addition for the Quarter was 3,079, taking the total employee strength to 26,511. (The employee base is 28,624 including subsidiaries)
Nipuna: Highlights
During FY 05—06, Nipuna recorded revenue of US$20 million. The achievement of cash break-even by Nipuna in Q4 as per expectations is encouraging and points towards enhanced profitability in FY 07. Revenue guidance for FY 07 stands at US$36 million, representing an annual growth rate of 80%.
Nipuna also successfully added one of the world’s leading research companies in its KPO vertical. The company is consistently growing its competencies in areas like healthcare, insurance, art work management, IT help desk, finance and accounts, animation, customer contact, KPO and data management areas. It has also set up a third facility in Chennai focused on animation and other verticals.
The total employee base for Nipuna stood at 1,765.The company is handling 25 customers and 71 processes.
About Satyam
Satyam Computer Services Ltd. (NYSE: SAY) is a global IT Consulting and Services Provider, offering a range of expertise aimed at helping customers re-engineer and re-invent their businesses to compete successfully in an ever-changing marketplace. Over 28,000* highly-skilled professionals in Satyam work onsite, offsite, offshore and nearshore, to provide customized IT solutions for companies in several industry sectors. Satyam’s ideas and products have resulted in technology-intensive transformations that have met the most stringent international quality standards. Satyam Development Centers in India, the USA, the UK, the UAE, Canada, Hungary, Malaysia, Singapore, China, Japan and Australia serve 469* global companies, of which 156* are Fortune Global 500 and Fortune US 500 corporations. Satyam’s presence spans 53 countries, across six continents.
*Figures correct as per quarter ended March 31, 2006

Satyam Contact
For further information please contact: corporate_communications@satyam.com

India	Rajesh, rajesh@perfectrelations.com, +91 40 55316861, +91 98490 42184
US	Ivette Almeida, ialmeida@hfgcg.com 1-646-284-9455 | +1-201-232-0128
Europe	Priti Thakker, priti_thakker@satyam.com, +1 973 753 1858, +1 973 997 1149
Asia-Pacific	Reshma Wad Jain, reshma@wer1.net, +65 6737 4844, +65 98140507 or Shilpa Mathai/Lina ZainAldin, s.mathai@polaris-me.com, l.zainaldin@polaris-me.com, Tel: +9714-3344404
Safe Harbor
This press release contains forward-looking statements within the meaning of section 27A of Securities Act of 1933, as amended, and section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements. For a discussion of the risks associated with our business, please see the discussions under the heading “Risk Factors” in our report on Form 6K concerning the fiscal quarter ended Dec. 31, 2005, furnished to the United States Securities Exchange Commission on January 27, 2006, and the other reports filed with the Securities Exchange Commission from time to time. These filings are available at http://www.sec.gov.